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April 6, 2021

VIA EDGAR AND ELECTRONIC MAIL

Valian Afshar
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Blucora, Inc. (“Blucora” or the “Company”) Definitive Additional Materials filed under cover of Schedule 14A Filed on March 29, 2021 by Ancora Alternatives LLC et al. (“Ancora”) File No. 000-25131

Dear Mr. Afshar:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated April 5, 2021 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Ancora and provide the following response on its behalf. For ease of reference, the comment in the Staff Letter is reproduced in italicized form below.

1.	Please provide us with support for the following statement on page 34 of the investor presentation:

“We believe these acquisitions and their serious financial consequences led to the departures of both the Company’s CEO and CFO in January 2020 (without effective succession planning).”

Please note that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent you are unable to provide adequate support, please revise these disclosures and refrain from including such statements in future soliciting materials.

Ancora acknowledges the Staff’s comment and notes that the foregoing statement is supported by various conversations Ancora had with the Company’s sell-side analysts, fellow stockholders and former executives of Blucora who worked around the time the Company’s CEO and CFO were terminated in January 2020 and who reached out to Ancora independently to discuss their views as to why the Company terminated these individuals. While Ancora firmly believes it had a factual foundation for making this statement, Ancora will agree to refrain from including such statement in future soliciting materials.

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The Staff is invited to contact the undersigned with any further comments or questions it may have.

Sincerely,
/s/ Elizabeth Gonzalez-Sussman
Elizabeth Gonzalez-Sussman

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